FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 000-30850

Valcent Products Inc.
789 West Pender Street
Suite 1010
Vancouver, BC, Canada V6C 1H2

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐     No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Report of Foreign Private Issuer

On July 9, 2007, Valcent Products Inc. (“Valcent”) entered into a Letter of Agreement with Global Green Solutions Inc. (“Global Green”), Pagic LP and West Peak Ventures of Canada Ltd. (“West Peak”) regarding Vertigro Algae Technologies (“Vertigro”), a joint venture of which each party is a stakeholder.

We have previously announced that we entered into a letter agreement with Pagic LP, West Peak and Global Green regarding Vertigro whereby Global Green agreed to fund the next phase of the development of algae production technology by loaning Vertigro up to US$3,000,000.  The Letter Agreement updates the terms of the initial letter agreement between the parties.  Vertigro is developing algae production technology intended for an oil bio fuel and potentially for commercial applications in the food, pharmaceutical and health and beauty industries.  Vertigro hopes to complete a working prototype of its technology by October 31, 2007.

  Global Green is the operator of the joint venture and is responsible for marketing and promoting the commercialization aspects of the algae production technology.  Vertigro has a management committee comprised of two persons nominated by Global Green, one person nominated by Valcent and one person nominated by Pagic LP that is charged with making decisions regarding certain issues such as the venture’s dissolution or any extraordinary transaction.

The Letter Agreement provides that Global Green and Valcent have a 50% equity interest in Vertigro and are entitled to 50% of its net profit distributions.  Under the previous letter agreement we were to have a 30% equity interest in Vertigro after the payout of Global Green’s capital contribution.  Pagic LP and West Peak are entitled to royalty payments from the gross sales derived from the technologies developed by Vertigro.

We are obligated to assign our rights to the commercialization and marketing of the algae technology we hold under a license agreement we previously entered into with Pagic LP’s predecessor MK Enterprises.  Further, should Vertigro require funds in addition to the $3 million loan already provided by Global Green, Valcent and Global Green are obligated to equally fund Vertigro.  If we fail to meet this investment obligation we may be found to be in default and our equity interest in Vertigro diluted.

The Letter Agreement provides that the Vertigro will sell its research facility (which will include laboratories, offices, and non-Vertigro greenhouses) to Pagic LP for an amount equal to the total capital investment costs in the research facility plus simple interest of 6%, by granting Pagic LP a four year option which shall begin from the date a definitive venture agreement is executed.  Should Pagic LP exercise its option it has agreed to grant Vertigro a right of first refusal to reacquire the research facility.  Other Vertigro property and facilities are not subject to the option, however Vertigro will grant (if the option on the research facility is exercised) Pagic LP a right of first refusal on these properties and facilities.

EXHIBIT INDEX

Exhibit
Number                  Description of Exhibit

10.1	Vertigro Algae Technologies Stakeholders Letter of Agreement
99.2	Press Release dated July 12, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valcent Products Inc.

Date: July 12, 2007	By:	/s/ George Orr
Name: George Orr
Title: Director